UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lightbridge Corporation

File No. 1-34487 - CF#36027

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Lightbridge Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to two Forms 8-K/A filed on March 5, 2018.

Based on representations by Lightbridge Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Accession No.	Confidential Treatment Granted Through
10.1	0001477932-18-001116	March 5, 2028
10.1	0001477932-18-001115	March 5, 2028
10.2	0001477932-18-001115	March 5, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary